SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              PANAVISION INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                  69830E 1
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                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600

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         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 18, 1997
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)




CUSIP No. 69830E 1                               13D


   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Mafco Holdings Inc.

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) (  )
                                                        (b) (  )

   3.    SEC USE ONLY

   4.    SOURCE OF FUNDS
         WC

   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                            (   )

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

       NUMBER OF          7.    SOLE VOTING POWER
        SHARES                         -0-
     BENEFICIALLY
       OWNED BY           8.    SHARED VOTING POWER
         EACH                        12,717,000
       REPORTING
        PERSON            9.    SOLE DISPOSITIVE POWER
         WITH                           -0-

                          10    SHARED DISPOSITIVE POWER
                                     12,717,000

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                          12,717,000

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                   (   )

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         70.0%

  14.    TYPE OF REPORTING PERSON
         CO



CUSIP No. 69830E 1                               13D


   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         PX Holding Corporation

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (   )

                                                       (b) (   )

   3.    SEC USE ONLY

   4.    SOURCE OF FUNDS
         AF

   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                          (   )

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

       NUMBER OF          7.   SOLE VOTING POWER
        SHARES                      -0-
     BENEFICIALLY
       OWNED BY           8.   SHARED VOTING POWER
         EACH                       12,717,000
       REPORTING
        PERSON            9.   SOLE DISPOSITIVE POWER
         WITH                        -0-

                         10    SHARED DISPOSITIVE POWER
                                    12,717,000

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                          12,717,000

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                          (   )

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         70.0%

  14.    TYPE OF REPORTING PERSON
         CO



CUSIP No. 69830E 1                               13D


   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         PX Merger Corporation

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) (   )
                                                        (b) (   )

   3.    SEC USE ONLY

   4.    SOURCE OF FUNDS
         AF

   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

                                                            (   )

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

       NUMBER OF          7.    SOLE VOTING POWER
        SHARES                       -0-
     BENEFICIALLY
       OWNED BY           8.    SHARED VOTING POWER
         EACH                        12,717,000
       REPORTING
        PERSON            9.    SOLE DISPOSITIVE POWER
         WITH                        -0-

                         10     SHARED DISPOSITIVE POWER
                                     12,717,000

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                          12,717,000

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                             (    )

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         70.0%

  14.    TYPE OF REPORTING PERSON
         CO



Item 1.        Security and Issuer.

               This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 6219 DeSoto Avenue, Woodland Hills, California 91367.


Item 2.        Identity and Background.

               This statement is being filed by (i) Mafco Holdings Inc., a corporation organized under the laws of the state of Delaware ("Mafco"), (ii) PX Holding Corporation, a wholly owned subsidiary of Mafco and a corporation organized under the laws of the state of Delaware ("PX Holding"), and (iii) PX Merger Corporation, a wholly owned subsidiary of PX Holding and a corporation organized under the laws of the state of Delaware ("PX Merger" and together with PX Holding and Mafco, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. Mafco is a diversified holding company.

               The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

               Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

               To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Each of the Reporting Persons is a Delaware corporation. All of the individuals listed on Schedule I are citizens of the United States of America.


Item 3.        Source and Amount of Funds or Other Consideration.

               As more fully described in Item 4 below, pursuant to the terms of the Recapitalization Agreement (as defined below) and the Stockholders Agreement (as defined below), the Reporting Persons will have the right, upon the occurrence of certain specified events, to purchase up to (i) 5,876,539 shares of Common Stock from the Company at a price of $26.69 per share and (ii) up to 1,526,040 shares of Common Stock from Warburg (as defined below) at $30.00 per share. An aggregate of approxi-mately $157,000,000 will be used to purchase the shares of Common Stock from the Company. An additional approximately $46,000,000 may be used to purchase shares of Common Stock from Warburg if the option to purchase such shares (more fully described below) is exercised. Such funds are expected to be from resources available to Mafco.


Item 4.        Purpose of Transaction.

               The Reporting Persons have entered into the agreements described below in order to acquire control of the Company.

               On December 18, 1997, PX Holding, PX Merger and the Company entered into an Agreement of Recapitalization and Merger (the "Recapitalization Agreement"). Pursuant to the terms of the Recapitalization Agreement and subject to the terms and conditions set forth therein, PX Merger will be merged with and into the Company (the "Merger"). Following the Merger, the separate corporate existence of PX Merger shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

               Pursuant to the Recapitalization Agreement, stockholders of the Company (other than Warburg) will, in the aggregate, have the opportunity to elect to have their shares of Common Stock converted into the right to receive $27.00 per share in cash. To the extent that holders (other than Warburg) of more than 88% of the shares of Common Stock elect to have their shares converted into the right to receive cash, the election is subject to proration. Warburg has agreed, pursuant to the Stockholders Agreement, to exchange 88% of its shares of Common Stock (subject to increase to the extent fewer than an aggregate of 88% of the shares of Common Stock held by stockholders other than Warburg are to be converted into the right to receive cash) for preferred stock of the Company redeemable immediately upon consummation of the Merger at a price equivalent to $26.50 in cash per share of Common Stock.

               Immediately prior to the consummation of the Merger, PX Holding will purchase shares of Common Stock from the Company. The maximum number of shares to be purchased by PX Holding (assuming an aggregate of 88% of the shares of Common Stock are to be converted into the right to receive cash) is 5,876,539, which would constitute 73% of the Common Stock outstanding immediately following consummation of the Merger. The 5,876,539 shares would be purchased at a price of $26.69 per share, or an aggregate of approximately $157,000,000.

               The directors of PX Merger and the officers of the Company shall be the initial directors and the initial officers, respectively, of the Surviving Corporation. In addition, the Recapitalization Agreement contemplates certain changes to the Company's Amended and Restated Certificate of Incorporation.

               Consummation of the Merger is subject to certain conditions, including, but not limited to, (i) approval of the Recapitalization Agreement by the holders of a majority of the outstanding shares of the Common Stock, and (ii) the receipt of all required regulatory approvals.

               The Recapitalization Agreement is attached hereto as
Exhibit II and is incorporated herein by reference in its entirety. The foregoing summary of the Recapitalization Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

               In connection with entering into the Recapitalization Agreement, Mafco, the Company and Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("Warburg") that beneficially owns 12,717,000 shares of Common Stock (the "Warburg Shares"), entered into the Voting and Stockholders Agreement, dated December 18, 1997 (the "Stockholders Agreement"). Pursuant to the terms of the Stockholders Agreement, Warburg agreed to vote the Warburg Shares, among other things, for the Merger, and also granted to certain officers of Mafco an irrevocable proxy with respect to such shares.

               In addition, pursuant to the Stockholders Agreement, Warburg granted Mafco an option to purchase at $30.00 per share of Common Stock, and Mafco granted to Warburg an option to sell at $25.00 per share of Common Stock, all Warburg Shares not exchanged for redeemable preferred stock of the Company, as described above. Depending on the number of Warburg Shares so exchanged, such options would cover up to 1,526,040 shares of Common Stock, for an aggregate purchase price, depending on whether Warburg or Mafco exercised the option, of $38,151,000 or $45,781,200. Each such option is exercisable in whole, but not in part, during the period beginning one year, and ending two years, following consummation of the Merger. If Mafco acquired 73% of the shares of Common Stock at the Effective Time of the Merger and 1,526,040 shares of Common Stock upon the exercise by either Warburg or it of the option described above, then, assuming no changes in the number of shares of Common Stock outstanding prior to the date of such exercise, the Reporting Persons would then beneficially own 92% of the shares of Common Stock outstanding.

               The Stockholders Agreement is attached hereto as Exhibit III and is incorporated herein by reference in its entirety. The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

               The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.


Item 5.        Interest in Securities of the Issuer.

               (a)-(b) As of December 12, 1997, based upon information provided by the Company, there were 18,155,000 shares of Common Stock outstanding, of which, as a result of the voting agreement and irrevocable proxy as described in Item 4, the Reporting Persons may be deemed to share beneficial ownership with Warburg of the 12,717,000 Warburg Shares, representing 70.0% of the Common Stock then outstanding. Upon the occurrence of certain events, the Reporting Persons have the right to acquire shares of Common Stock from each of the Company and Warburg. See Item 4.

        (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               See Item 4, above. Except as provided in the Recapitalization Agreement or the Stockholders Agreement or as set forth herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits.

               Exhibit I       -      Agreement pursuant to Rule 13d-1(f)
                                      filed herewith.

               Exhibit II      -      Agreement of Recapitalization and
                                      Merger By and Among PX Holding
                                      Corporation, PX Merger Corporation
                                      and Panavision Inc., dated as of
                                      December 18, 1997.

               Exhibit III     -      Voting and Stockholders Agreement, by
                                      and among Warburg, Pincus Capital
                                      Company, L.P., Panavision Inc. and
                                      Mafco Holdings Inc., dated as of
                                      December 18, 1997.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:     December 29, 1997


                                            MAFCO HOLDINGS INC.

                                            By: /s/ Joram C. Salig
                                            -----------------------------
                                            Name:  Joram C. Salig
                                            Title: Vice President


                                            PX HOLDING CORPORATION

                                            By: /s/ Joram C. Salig
                                            -----------------------------
                                            Name:  Joram C. Salig
                                            Title: Vice President


                                            PX MERGER CORPORATION

                                            By: /s/ Joram C. Salig
                                            -----------------------------
                                            Name:  Joram C. Salig
                                            Title: Vice President



                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            Mafco Holdings Inc.


               Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Levin is his position as President and Chief Executive Officer of The Coleman Company, Inc. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address              Present Principal Occupation or Employment

Ronald O. Perelman            Director and Chairman of the Board

Donald G. Drapkin             Director and Vice Chairman

Irwin Engelman                Director, Executive Vice President and
                              Chief Financial Officer

Howard Gittis                 Director and Vice Chairman

Bruce Slovin                  Director and President

Jerry W. Levin                Executive Vice President

Richard E. Halperin           Executive Vice President and Special
                              Counsel to the Chairman

Barry F. Schwartz             Executive Vice President and General
                              Counsel


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           PX Holding Corporation

               Set forth below is each director and executive officer of PX Holding Corporation. The principal address of PX Holding Corporation and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Ronald O. Perelman          Director, Chairman of the Board and Chief
                            Executive Officer

Howard Gittis               Director and Vice Chairman

Irwin Engelman              Executive Vice President and Chief
                            Financial Officer

Barry F. Schwartz           Executive Vice President and General
                            Counsel


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           PX Merger Corporation

               Set forth below is each director and executive officer of PX Merger Corporation. The principal address of PX Merger Corporation and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Ronald O. Perelman         Director, Chairman of the Board and Chief
                           Executive Officer

Howard Gittis              Director and Vice Chairman

Irwin Engelman             Executive Vice President and Chief
                           Financial Officer

Barry F. Schwartz          Executive Vice President and General
                           Counsel